# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lexeo Therapeutics, Inc., CIK 0001907108
CUSIP: 52886X107
Title of class of securities: Common Stock ($0.0001 par value)
Address of issuer's principal executive offices: 345 Park Avenue South, Floor 6, New York, New York (NY), 10010
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001829169

## Reporting persons
- Longitude Capital Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,765,381; sole dispositive power 0; shared dispositive power 2,765,381; aggregate amount beneficially owned 2,765,381 (3.8% of the class)
  Comment: All such shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 72,987,327 shares of Common Stock (as defined in Item 2(d) below) outstanding as of November 3, 2025, as reported by the Issuer (as defined in Item 1(a) below) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 5, 2025 (the "Form 10-Q").
- Longitude Venture Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,765,381; sole dispositive power 0; shared dispositive power 2,765,381; aggregate amount beneficially owned 2,765,381 (3.8% of the class)
  Comment: All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 72,987,327 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its Form 10-Q.
- Patrick G. Enright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,765,381; sole dispositive power 0; shared dispositive power 2,765,381; aggregate amount beneficially owned 2,765,381 (3.8% of the class)
  Comment: All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIV. Mr. Enright is a managing member of LCPIV and may be deemed to share voting, investment and dispositive power with respect to these securities.
  Based on 72,987,327 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its Form 10-Q.
- Juliet Tammenoms Bakker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,765,381; sole dispositive power 0; shared dispositive power 2,765,381; aggregate amount beneficially owned 2,765,381 (3.8% of the class)
  Comment: All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIV. Ms. Bakker is a managing member of LCPIV and may be deemed to share voting, investment and dispositive power with respect to these securities.
  Based on 72,987,327 shares of Common Stock outstanding as of November 3, 2025, as reported by the Issuer in its Form 10-Q.

## Item 1. Issuer
Name of issuer: Lexeo Therapeutics, Inc.
Address of issuer's principal executive offices: 345 Park Avenue South, Floor 6, New York, NY 10010

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13G initially filed with the Commission on February 13, 2024, as amended by Amendment No. 1 filed with the Commission on November 14, 2024 (the "Original Schedule 13G") and is being filed by Longitude Capital Partners IV, LLC ("LCPIV"), Longitude Venture Partners IV, L.P. ("LVPIV" and together with LCPIV, the "Reporting Entities") and Patrick G. Enright and Juliet Tammenoms Bakker (together, the "Reporting Individuals"). The Reporting Entities and the Reporting Individuals are collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed as Exhibit 1 to the Original Schedule 13G. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.
Citizenship: LCPIV is a limited liability company organized under the laws of the State of Delaware. LVPIV is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Under certain circumstances set forth in the limited partnership agreements of LVPIV and the limited liability company agreement of LCPIV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Longitude Capital Partners IV, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (11/14/2025)
- Longitude Venture Partners IV, L.P.: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (11/14/2025)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright (11/14/2025)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker (11/14/2025)